Repay Holdings Corporation

3 West Paces Ferry Road

Suite 200

Atlanta, Georgia 30305

May 26, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Daniel Morris

Re:	Repay Holdings Corporation (the “Company”) Registration Statement on Form S-1 (the “Registration Statement”) File No. 333-238691

Ladies and Gentlemen:

On behalf of Repay Holdings Corporation (the “Company”), the undersigned hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective time of the Registration Statement of the Company be accelerated to 4:30 p.m., Eastern Time, on Thursday, May 28, 2020, or as soon as practicable thereafter. The Company respectfully requests that you notify Tyler Dempsey by a telephone call to (470) 867-6728 of such effectiveness.

Please contact David W. Ghegan of Troutman Sanders LLP at (404) 885-3139 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

REPAY HOLDINGS CORPORATION

By:	/s/ Timothy J. Murphy
Name:	Timothy J. Murphy
Title:	Chief Financial Officer

cc:    David W. Ghegan, Troutman Sanders LLP